Exhibit I(4)

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

April	26, 2006

MML Series Investment Fund

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 56 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MML Series Investment Fund (the “Trust”) for the registration of an indefinite number of shares of beneficial interest (the “Shares”) of the Trust’s MML Asset Allocation Fund, MML Blue Chip Growth Fund, MML Concentrated Growth Fund, MML Equity Income Fund, MML Foreign Fund, MML Global Fund, MML Growth & Income Fund, MML Income & Growth Fund, MML Large Cap Growth Fund, MML Mid Cap Growth Fund, MML Mid Cap Value Fund (formerly, MML Value Fund), MML Small Cap Index Fund, and MML Small Cap Value Fund (each, a “Fund”).

We are familiar with the actions taken by the Trust’s Trustees to authorize the issuance of the Shares. We have examined records of Trustee action, and copies of the Trust’s restated Agreement and Declaration of Trust, as amended, and Bylaws, each as certified to us by an Assistant Secretary of the Trust. We have also examined such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts.

2.	The Trust is authorized to issue an unlimited number of Shares of each Fund, and, when such Shares have been duly issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

3.	We understand that, prior to the issuance of any of the Shares, the Board of Trustees of the Trust will have duly adopted resolutions specifically designating Class I and Class II Shares of MML Concentrated Growth Fund and MML Global Fund, and specifically authorizing the issuance of an unlimited number of Shares in such classes. Following such action, the Trust will be authorized to issue an unlimited number of Class I and Class II Shares of such Funds.

April 26, 2006

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued by the Trustees or any officer of the Trust. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Ropes & Gray LLP